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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] N-SAR

                       For Period Ended: June 29, 2002
                                        --------------------
                                [ ]  Transition Report on Form 10-K
                                [ ]  Transition Report on Form 20-F
                                [ ]  Transition Report on Form 11-K
                                [ ]  Transition Report on Form 10-Q
                                [ ]  Transition Report on Form N-SAR
                       For the Transition Period Ended: ________________

Please Print or Type
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Team America, Inc.
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Full Name of Registrant

Team Mucho, Inc.
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Former Name if Applicable

110 East Wilson Bridge Road
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Address of Principal Executive Office (Street and Number)

Worthington, Ohio 43085
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with ongoing discussions with its lenders and preferred equity holders regarding the Company's liquidity and financial resources, on August 12, 2002, the Company received a proposal from its preferred equity holder. The proposal included a significant capital infusion and the modification of certain provisions and covenants in the agreements between the Company and its lenders and preferred equity holders, all of which rendered the Company unable to complete the Form 10-Q in time for filing on the prescribed date. The capital infusion and covenant modifications will affect, among other items, the disclosure under the Management Discussion and Analysis item of Part 1. The Company intends to file its Form 10-Q within the prescribed period allowed by the rules relating to Form 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

S. Cash Nickerson                         (614)                  848-3995
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            (Name)                      (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).            [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                             [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Team America, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2002                           By  /s/ S. Cash Nickerson
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RESPONSE TO PART IV(3)

For the three months ended June 29, 2002, consolidated operating loss was $246,000 compared to consolidated operating income of $68,000 for the three months ended June 30, 2001. The net loss for the three months ended June 29, 2002 was $21,000 compared to a net loss of $207,000 for the three months ended June 30, 2001. During the three months ended June 29, 2002 and June 30, 2001, the Company recorded preferred stock dividends of $302,000 and $271,000, respectively, contributing to net loss attributable to common shareholders of $1,123,000, or $0.14 per share, and $478,000, or $0.07 per share, respectively.

For the six months ended June 29, 2002, consolidated operating loss was $1,256,000 compared to a consolidated operating loss of $30,000 for the six months ended June 30, 2001. The net loss for the six months ended June 29, 2002 was $2,043,000 compared to a net loss of $462,000 for the six months ended June 30, 2001. During the six months ended June 29, 2002 and June 30, 2001, the Company recorded preferred stock dividends of $597,000 and $524,000, respectively, contributing to net loss attributable to common shareholders of $2,640,000 or $0.32 per share, and $986,000, or $0.14 per share, respectively.